UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA provides information regarding items to be discussed at its Annual Shareholders’ Meeting

Monterrey, Mexico, April 1, 2011—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV:OMA), provided information regarding the items to be discussed at its annual shareholders’ meeting to be held on April 14, 2011.

The most significant agenda items that will be put forward for shareholder approval are:

Allocation of net income, increase in reserves and declaration of dividends (Agenda item V)

In order to continue with the Company’s share repurchase program, the Chairman of the Board of Directors will present to the annual shareholders’ meeting the following proposal for their approval of the maximum amount to be used during 2011:

■	Allocate up to Ps. 400,000,000 for the acquisition of Series B shares during the 2011 fiscal year and until the next annual shareholders’ meeting approves the 2011 results.

In accordance with the current dividend policy, the Chairman of the Board of Directors will present to the annual shareholders’ meeting the following proposal for their approval:

■
Payment of a cash dividend of Ps. 400,000,000, corresponding to Ps. 1.00 per share, to be paid in four quarterly installments of Ps. 0.25 per share each. The total amount of the dividend will be allocated from net income for the 2010 fiscal year.

Modification of dividend policy (Agenda item VI)

The Chairman of the Board will propose a modification of the dividend policy, as described below, to become effective with the approval of the results for the 2011 fiscal year:

The proposed policy contemplates the following essential elements, summarized herein:

a.	The creation of a legal reserve equivalent to 5% of the net income of the year, until the reserve reaches 20% of the nominal value of shareholders’ equity.
b.	The Company must generate a net profit for the year or have sufficient retained earnings from previous periods.
c.	The payment of dividends must be tax efficient.
d.	The dividend must comply with applicable legislation.
e.	The dividend payment will be made up by a fixed component of Ps. 325 million, plus a variable component to be proposed by the Board of Directors.
f.	Both the fixed and the variable components will be subject to the financial condition of the Company.
g.	The dividends that are declared will be paid in four quarterly installments.

Designation, or ratification, of the members of the Board of Directors and the Chairman of the Audit, Corporate Practices, Financial and Planning Committee. (Agenda item VII)

·	The shareholders’ meeting will be informed of the decision of Bernardo Quintana to step down as Chairman of the Board.

·	The shareholders’ meeting will be informed of the election by the Board of Directors of José Luis Guerrero Álvarez as the new Chairman of the Board.

·	The meeting will be informed of the resignation of Manuel Francisco Arce Rincón as an Independent Director.

·	Diego Quintana Kawage will be nominated as a Director and Cristina Gil White will be nominated as an Independent Director.

·	All other members of the Board of Directors will be proposed for ratification.

The proposed Board of Directors will be composed as follows;

Name	Position	Director since
José Luis Guerrero Álvarez	Chairman and Director	December 21, 2005
Sergio Fernando Montaño León	Director	December 21, 2005
Diego Quintana Kawage	Director	New director
Luis Fernando Zárate Rocha *	Director	September 22, 2000
Alonso Quintana Kawage *	Director	March 14, 2003
Jean Marie Chevallier *	Director	December 13, 2006
Jacques Follain *	Alternate Director	December 13, 2006
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006
Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006
Salvador Alva Gómez	Independent Director	October 2, 2006
Cristina Gil White	Independent Director	New director
Fernando Flores Pérez	Independent Director	April 29, 2007
Manuel De La Torre Meléndez	Secretary (not a member of the Board)	March 5, 2007
* Designated by SETA, the strategic partner of OMA.

Following are the biographies of the two new members of the Board of Directors who will be nominated:

Diego Quintana Kawage. Mr. Diego Quintana Kawage has been a member of the Board of Empresas ICA since 2008, and is ICA’s representative for the Industrial Construction division and responsible for the Airports, Homebuilding, and Real Estate divisions and for strategic alliances. He joined ICA in 1995, and served as the Director General of ViveICA, ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA from 2000 to 2003. He is an economics graduate of the Universidad Anahuac and has a Master’s in Business Administration from Stanford University.

Cristina Gil White. Mrs. Cristina Gil White has worked broadly in the area of corporate social responsibility, environmental preservation, fundraising, and scientific research. She is currently the Associate Director of fundraising for Mexico and northern Central America for the Nature Conservancy. She has worked for a number of non-governmental organizations, as well as public and private sector firms, including Cemex México, Pronatura Noreste, A.C., IOS Offices, S.A. de C.V., Entorno Consultores, S.C., and RARE.  She has a degree in chemistry from Universidad de las Américas in Puebla and a Masters in Environmental Systems from ITESM.

The biographies of the other directors who are being ratified are available on the Company’s most recent annual report as filed on Form 20-F.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

·	Website: http://www.oma.aero

·	Twitter: http://twitter.com/OMAeropuertos

·	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 4, 2011